UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File No. 001-10635

NIKE, Inc.

(Full title of the plan)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

(Name of issuer of the securities held pursuant to the plan)

One Bowerman Drive

Beaverton, Oregon 97005

(Address of the plan and address of issuer’s principal executive offices)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Financial Statements and Supplemental Schedules

May 31, 2012 and 2011

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Note:	Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) at May 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended May 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at May 31, 2012, and Schedule of Assets (Acquired and Disposed of Within Year) for the year ended May 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

November 21, 2012

PricewaterhouseCoopers LLP, 1300 SW Fifth Avenue, Suite 3100, Portland, OR 97201

T: (971) 544 4000, F: (971) 544 4100, www.pwc.com/us

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statements of Net Assets Available for Benefits

May 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value
Collective trust funds	$1,304,605,985	$1,158,430,251
NIKE, Inc. Class B common stock	522,643,543	441,550,034
Registered investment companies	70,014,666	77,231,534
Corporate and foreign bonds	37,435,516	34,410,762
Guaranteed investment contract	3,414,452	—
Interest bearing cash	109	10,661
Common and foreign stocks	20,406	1,440

Total investments	1,938,134,677	1,711,634,682

Receivables
Employer contributions	42,389,605	40,431,957
Notes receivable from participants	26,552,534	22,606,115
Participant contributions	2,484,700	1,648,075
Accrued interest and dividends	2,511,330	810,639
Due from broker for securities sold	468,917	512,849

Total receivables	74,407,086	66,009,635

Cash	30,027	161,055

Total assets	2,012,571,790	1,777,805,372

Liabilities
Due to broker for securities purchased	298,035	924,621
Accrued expenses	126,351	127,521

Total liabilities	424,386	1,052,142

Net assets available for benefits at fair value	2,012,147,404	1,776,753,230
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(245,789)	(509,521)

Net assets available for benefits	$2,011,901,615	$1,776,243,709

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended May 31, 2012

Additions
Investment income
Net appreciation in fair value of investments	$58,294,096
Interest and dividends	12,227,511

Total investment income	70,521,607
Less: Investment expenses	(356,489)

Net investment income	70,165,118

Interest income on notes receivable from participants	1,073,973

Contributions
Employer, net of forfeitures	82,784,266
Participant	69,037,172
Rollover	5,709,244

Total contributions	157,530,682

Total additions	228,769,773

Deductions
Benefits paid to participants	(79,535,814)
Administrative expenses	(1,303,176)

Total deductions	(80,838,990)

Net increase before transfer of assets	147,930,783
Transfer of affiliates’ assets relating to the Plan merger	87,727,123

Net increase	235,657,906
Net assets available for benefits
Beginning of year	1,776,243,709

End of year	$2,011,901,615

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2012 and 2011

1.	Description of the Plan

The following description of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide for the retirement income requirements of and sharing in Company profits by all employees of NIKE, Inc. (the “Company”) and a retirement savings program for the employees of the Company not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Administration of the Plan is performed by the Administrative Subcommittee of the Retirement Committee. The Plan is amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

The Northern Trust Company (“Northern Trust” or the “Trustee”) is the Trustee and Aon Hewitt Associates (“Aon Hewitt” or the “Recordkeeper”) is the Recordkeeper of the Plan’s assets. Selected assets are held in the custody of Charles Schwab & Co. Inc. (“Charles Schwab” or the “Custodian”) and are maintained by the Trustee. The Plan’s investment decisions are overseen by the Investment Subcommittee of the Retirement Committee. Members of the Retirement Committee are appointed by the Board of Directors of the Company.

On January 1, 2012, the Company merged the Cole Haan Retirement Savings Plan, Converse Inc. 401(k) Savings Plan, and Hurley International LLC Tax Advantaged Plan (collectively, the “Affiliate Plans”) with and into the Plan (the “Plan Merger”). As a result of the Plan Merger, all assets and liabilities of the Affiliate Plans became assets and liabilities of the Plan, and the Affiliate Plans ceased to exist as of the close of business on January 1, 2012.

Eligibility

All employees, except those employees who are (1) covered by a collective bargaining agreement, (2) living outside the United States and not covered by the Company expatriate program, (3) working at the Company’s Memphis Apparel Distribution Center, whose employment is established pursuant to the Company’s Seasonal On Call Casual Employee Reserve (“SOCCER”) program, (4) not common-law employees, such as leased employees and individuals designated by Nike as independent contractors, or (5) residing in Puerto Rico and working at the Puerto Rico facility, become eligible to receive profit sharing contributions on the first day of the Plan fiscal year coinciding with or immediately preceding completion of one year of employment with at least 1,000 hours of service. Employees are eligible to participate in the 401(k) portion of the Plan on the first day of employment.

Contributions

Participants may contribute up to 50% of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations under the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Additionally, the Company will match participant contributions at a rate of 100% of the first 5% of the participant’s total base pay that is contributed to the account.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2012 and 2011

Prior to May 13, 2011, the Company match contributions related to the Plan’s 401(k) feature were invested in NIKE, Inc. Class B common stock and as of June 1, 2001, these match contributions became subject to participant self-direction after the initial investment in Company stock was made to the Plan. Participants could redeem their shares in Company stock and reinvest the cash into other managed funds. As of May 13, 2011, the Company match followed participants’ fund selections and NIKE, Inc. Class B common stock became one of the investment choices. No more than 10% of a participant’s deferral and corresponding match can go into the NIKE stock fund and a participant can only transfer a portion of his or her existing account balance to purchase NIKE stock if the percentage of their account balance invested in NIKE stock is less than or equal to 20%. Transfers out of the NIKE stock fund are permitted at any time.

Under the Plan’s profit sharing features, the Company may make discretionary annual contributions as designated by the Company’s Board of Directors. However, this amount cannot be greater than the amount allowable as a tax deduction under the IRC. The annual contributions will be funded no later than the date the Company’s federal income tax return is filed.

Profit sharing contributions are invested in various fixed income and equity funds similar to those offered under the Plan’s 401(k) features. Investments held by the Plan on behalf of participants related to profit sharing contributions are nonparticipant-directed. In a nonparticipant-directed program, the Investment Committee, under the guidance of investment managers, directs the specific investments held by the Plan. See Note 7 for applicable disclosures. Investments held by the Plan on behalf of participants related to 401(k) contributions are participant-directed. In a participant-directed program, the individual participant selects the investments for his or her individual account.

Participant Accounts

Separate individual 401(k) and profit sharing accounts are maintained for each participant. Each participant’s 401(k) account is credited with the participant’s contributions and rollovers, the Company’s matching contributions, Plan expenses and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options. Participants direct the investment of their contributions into various investment options offered by the Plan.

An eligible profit sharing participant is entitled to an annual allocation of the employer profit sharing contribution and former participant profit sharing forfeitures after restoration of previously forfeited accounts. Employer profit sharing contributions and former participant forfeitures are allocated first in the proportion of the participant’s annual compensation to compensation of all participants, up to a maximum of 4% of the compensation of each participant. Contributions and forfeitures exceeding 4% of all participants’ annual compensation, if any, are allocated in the ratio of each participant’s excess compensation to total excess compensation of all participants, not to exceed 4% of such excess compensation. Excess compensation is defined as compensation in excess of the social security wage base. The balance of contributions and forfeitures, if any, is allocated to participants in the ratio of each participant’s annual compensation to the total of all participants’ annual compensation, subject to the IRC Section 415 defined maximum limitations. Participants do not direct the investment of profit sharing contributions.

Profit sharing investment income or loss and Plan expenses are allocated daily based on a ratio of each participant’s profit sharing account balance to the total profit sharing account balances.

The total benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested 401(k) and profit sharing accounts.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2012 and 2011

Vesting

Participants in the 401(k) portion of the Plan are immediately vested in their elective, rollover, and Company matching contributions, plus actual earnings thereon. The Company contributions into the profit sharing portion of the Plan vest at 25% per year after completing two years of service, and vesting increases 25% for each additional year of service until fully vested after five years. Participants in the profit sharing portion of the Plan become fully vested in the Company’s contributions in the event of total and permanent disability, death, attainment of 65 years of age, or termination of the Plan.

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s profit sharing account is forfeited. Profit sharing forfeitures may be used to reduce future employer contributions or be allocated back to active participants. During the year ended May 31, 2012, profit sharing forfeitures of $1,491,250 were used to reduce employer contributions. At May 31, 2012 and 2011, accumulated profit sharing forfeitures totaled $1,653,965 and $913,363, respectively.

Notes Receivable from Participants

Participants may borrow a portion of their elective and rollover contributions by applying to the Administrative Subcommittee. Participants may borrow from their accounts amounts equal to the lesser of 50% of their vested account balance or $50,000 reduced by the balance of any outstanding loans. The term of the loan repayments range up to five years for general purpose loans and up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percentage point. Principal and interest are paid ratably through monthly deductions.

Benefit Payments

On termination of service due to death, disability, hardship, resignation, discharge and retirement, a participant is eligible to receive payments in the amount equal to the value of the participant’s vested interest in his or her account.

Vested benefits are distributed to participants in a lump-sum payment upon termination or are transferred to another qualified trust. Participants with vested benefits greater than $1,000 can elect to receive a distribution or leave their balance in the Plan. Terminated participants with balances greater than $1,000 may leave their vested benefits in the Plan until reaching the age of 65. Participants may apply to the Administrative Subcommittee to withdraw their voluntary 401(k) contributions in the event the participant is over age 59-1/2, or the participant has a financial hardship as stipulated in the Plan provisions. No withdrawals may be made from the unvested portion of the Company’s matching contributions, profit sharing contributions, or earnings thereon.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2012 and 2011

Recent Accounting Pronouncements and Developments

In January 2010, the Financial Accounting Standards Board (“FASB”) issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by major class rather than by category of assets and liabilities in the Statements of Net Assets Available for Benefits. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. See Note 4 for applicable disclosures.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS),” which is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The Plan’s management is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

Investment Valuation and Income Recognition

Managed funds consist of investments in preferred, common and foreign stock, corporate, preferred, and foreign bonds, collective trust funds, registered investment companies, U.S. government securities, guaranteed insurance contracts, and interest bearing cash. Investments in preferred, common and foreign stocks listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price. Bonds are valued based on market values quoted by dealers who are market makers in these securities, by independent pricing services, or by a methodology approved by Northern Trust. The fair value of the fixed income securities is determined based on valuations provided by an independent pricing service, which uses multiple valuation techniques that incorporate available market information and proprietary valuation models, which consider market characteristics, such as benchmark yield curve, credit spreads, estimated default rates and other security features. Investments in registered investment companies are stated at net asset value, based upon the fair market value of the underlying securities, as determined or provided by Northern Trust. Guaranteed insurance contracts are stated at fair value. Fair value represents an adjustment to contract value based on the market value of the investment in a principal market. Contract value represents contributions made under the contract, plus earnings, less participant benefit payments and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Collective trust funds represent investments held in pooled funds. The investments are contributed from employee benefit plans maintained by more than one employer or a controlled group of corporations that is maintained by a bank, trust company, or similar institution that is regulated, supervised, and subject to periodic examination by a state or federal agency. The Plan’s interests in the collective trust funds are valued based on information provided by Northern Trust using the net asset value from the audited financial statements of the collective trust funds. The Plan invests in two collective trust funds, the “Schwab Stable Asset Fund” and the Union Bond & Trust Company Morley Stable Value Fund (“Morley Stable Value Fund”), which hold fully benefit-responsive investment contracts. These collective trust funds can be redeemed daily by participants subject to limitations on noncompeting options. The Morley Stable Value Fund’s trustee reserves the right to delay plan sponsor-initiated redemptions for up to 365 days. There are no other restrictions on collective trust transactions.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2012 and 2011

available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust fund and guaranteed insurance contract. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust funds as well as the adjustment of the investment in the collective trust funds from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At May 31, 2012 and 2011, there were $849,252 and $475,195, respectively, payable to participants.

Expenses

Expenses of administering the Plan and those which are directly related to investment transactions are paid out of the assets of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net asset value of the funds, will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2012 and 2011

Subsequent Events

The Plan has evaluated subsequent events through November 21, 2012 and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at May 31, 2012:

Participant-directed
NIKE, Inc. Class B Common Stock	$522,643,543
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	317,080,621
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund	164,513,968
Northern Trust Global Investments Collective Daily Russell 2000 Equity Index Fund	151,527,888
Northern Trust Bank NA Collective Daily All Country World Exchange Fund	151,113,388
Morley Stable Value Fund	132,456,842

Nonparticipant-directed
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	121,638,169

The following presents investments that represent 5% or more of the Plan’s net assets at May 31, 2011:

Participant-directed
NIKE, Inc. Class B Common Stock	$441,550,034
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	236,689,807
Northern Trust Bank NA Collective Daily All Country World Exchange Fund	161,526,571
Northern Trust Global Investments Collective Daily Russell 2000 Index Fund	143,241,224
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund	119,539,339
Schwab Stable Value Fund	101,758,071

Nonparticipant-directed
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	117,000,195

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2012 and 2011

During the year ended May 31, 2012, all of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

NIKE, Inc. Class B common stock	$119,129,313
Morley Stable Value Fund	248,223
Collective trust funds	(44,848,649)
Registered investment companies	(15,391,744)
Corporate bonds	(719,869)
Preferred and common stocks	(123,178)

$58,294,096

4.	Fair Value Measurement

In determining fair value, the Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at May 31, 2012 and 2011.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2012 and 2011

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of May 31, 2012 and 2011:

	Assets at Fair Value at May 31, 2012
	Level 1	Level 2	Level 3	Total
Collective trust funds
Equity index funds	$—	$619,721,910	$—	$619,721,910
Common stock funds	—	254,330,070	—	254,330,070
Other fixed income funds	—	262,957,562	—	262,957,562
Real estate funds	—	27,108,757	—	27,108,757
Stable value funds	—	—	132,456,842	132,456,842
Other short term investment funds	—	8,030,844	—	8,030,844

Total collective trust funds	—	1,172,149,143	132,456,842	1,304,605,985

Common and foreign stocks
Consumer discretionary	522,643,543	—	—	522,643,543
Energy	18,901	—	—	18,901
Information technology	1,505	—	—	1,505

Total common and foreign stocks	522,663,949	—	—	522,663,949

Registered investment companies
Commodity funds	30,332,944	—	—	30,332,944
Equity funds	26,333,271	—	—	26,333,271
Bond funds	8,036,275	—	—	8,036,275
Short term funds	4,790,161	—	—	4,790,161
Real estate funds	522,015	—	—	522,015

Total registered investment companies	70,014,666	—	—	70,014,666
Guaranteed investment contract	—	—	3,414,452	3,414,452
Corporate and foreign bonds	—	37,435,516	—	37,435,516
Interest bearing cash	109	—	—	109

Total assets at fair value	$592,678,724	$1,209,584,659	$135,871,294	$1,938,134,677

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended May 31, 2012:

		Guaranteed
	Morley Stable	Investment
	Value Fund	Contracts
Balance at beginning of year	$—	$—

Purchases	134,986,437	3,691,006
Sales	(2,267,291)	(297,269)
Realized gains / (losses)	2,434	—
Unrealized gains / (losses)	(263,732)	—
Other	(1,006)	20,715

Balance at end of year	$132,456,842	$3,414,452

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2012 and 2011

	Assets at Fair Value at May 31, 2011
	Level 1	Level 2	Level 3	Total
Collective trust funds
Equity index funds	$—	$541,457,600	$—	$541,457,600
Common stock funds	—	265,058,142	—	265,058,142
Other fixed income funds	—	217,731,383	—	217,731,383
Real estate funds	—	28,487,838	—	28,487,838
Stable value funds	—	101,758,071	—	101,758,071
Other short term investment funds	—	3,937,217	—	3,937,217

Total collective trust funds	—	1,158,430,251	—	1,158,430,251

Common and foreign stocks
Consumer discretionary	441,550,034	—	—	441,550,034
Information technology	1,440	—	—	1,440

Total common and foreign stocks	441,551,474	—	—	441,551,474

Registered investment companies
Commodity funds	36,603,288	—	—	36,603,288
Equity funds	29,794,322	—	—	29,794,322
Bond funds	6,855,612	—	—	6,855,612
Short term funds	3,391,407	—	—	3,391,407
Real estate funds	586,905	—	—	586,905

Total registered investment companies	77,231,534	—	—	77,231,534
Corporate and foreign bonds	—	34,410,762	—	34,410,762
Interest bearing cash	10,661	—	—	10,661

Total assets at fair value	$518,793,669	$1,192,841,013	$—	$1,711,634,682

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended May 31, 2011:

Collective
Trust Funds
Balance at beginning of year	$100,094,864
Purchases, sales, issuances and settlements, net	(100,094,864)

Balance at end of year	$—

The U.S. Bank Morley Stable Value Fund was sold by the Plan on June 15, 2010 and represented the remaining participant directed investments in this fund.

5.	Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Northern Trust and Charles Schwab. Northern Trust is the Trustee of the Plan assets and Charles Schwab is the Custodian of selected assets and, therefore, these investments represent exempt party-in-interest transactions.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2012 and 2011

Certain Plan investments are shares of Company common stock. For the year ended May 31, 2012 and 2011, the Plan purchased 72,027 and 487,467 shares of NIKE, Inc. Class B common stock, respectively, at a cost of $6,767,684 and $37,812,303, respectively. For the same years ended, the Plan sold 398,448 and 280,767 shares of NIKE, Inc. Class B common stock, respectively, at a cost of $33,712,596 and $20,392,865, respectively. At May 31, 2012 and 2011, the Plan held $522,643,543 (4,831,240 shares) and $441,550,034 (5,228,538 shares), respectively, of NIKE, Inc. Class B common stock.

6.	Plan Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated January 16, 2008 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan has submitted the necessary filing to the IRS and is waiting for a response.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of May 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions within the United States of America; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7.	Nonparticipant-directed Investments

Information about the net assets at May 31 and the significant components of the changes in net assets for the year ended May 31 relating to the nonparticipant-directed investments is as follows:

	2012	2011
Net assets
Collective trust funds	$387,485,719	$395,270,739
Employer receivable	40,890,757	39,457,316
Registered investment companies	30,196,587	36,484,419
Corporate and foreign bonds	37,435,516	34,410,762
Accrued interest and dividends	768,025	807,393
Cash	—	36,116
Interest bearing cash	—	10,661
Common and foreign stocks	20,406	1,440
Due from broker for securities sold	101,557	—
Due to broker for securities purchased	(298,035)	(509,141)
Accrued expenses	(59,681)	(60,374)

Total net assets	$496,540,851	$505,909,331

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2012 and 2011

Year Ended
May 31, 2012
Changes in net assets
Net depreciation in fair value of investments	$(32,848,056)
Employer contributions	40,890,757
Interest and dividends	3,059,773
Purchases and sales, net	(1,102)
Administrative and investment expenses	(572,303)
Benefits paid to participants	(19,897,549)

$(9,368,480)

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at May 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$2,011,901,615	$1,776,243,709
Benefits payable	(849,252)	(475,195)
Loans deemed to be distributions for financial reporting purposes	(593,778)	(543,706)
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	245,789	509,521

Net assets available for benefits per Form 5500	$2,010,704,374	$1,775,734,329

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at May 31, 2012:

Net increase in net assets per the financial statements	$235,657,906
Benefits payable at May 31, 2012	(849,252)
Benefits payable at May 31, 2011	475,195
Loans deemed to be distributions for financial reporting purposes at May 31, 2012	(593,778)
Loans deemed to be distributions for financial reporting purposes at May 31, 2011	543,706
Adjustment from fair value to contract value for interest in collective trust at May 31, 2012	245,789
Adjustment from fair value to contract value for interest in collective trust at May 31, 2011	(509,521)

Net increase in net assets per Form 5500	$234,970,045

Supplemental Schedules

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Participant directed
	1st Eagle Funds Inc	Registered investment company						$4,851
	1st Eagle Funds Overseas Fund	Registered investment company						148,918
	1st Eagle Sogen Funds Global Fund	Registered investment company						168,948
	1st Eagle Sogen Funds Gold Fund	Registered investment company						23,853
	1st Eagle Sogen Funds US Value Fund	Registered investment company						39,037
	3rd Avenue Tr Intl Value Fund	Registered investment company						54,804
	3rd Avenue Tr Real Estate Value Fund	Registered investment company						48,465
	Aberdeen Emerging Markets Fund	Registered investment company						10,971
	Aberdeen Intl Equity Fund	Registered investment company						11,430
	Aberdeen Global Nat Res Fund	Registered investment company						12,413
	Advantage Funds Dreyfus Global Absolute	Registered investment company						3,840
	Advisors Inner Circle Fund Acadian Emerging Mkts Inst Fund	Registered investment company						35,044
	Advisors Inner Circle Fund Cambiar Aggressive Value	Registered investment company						23,771
	Advisors Inner Circle Fund Cambiar Opportunity	Registered investment company						36,693
	Advisors Inner Circle Fund Cambiar Small Cap	Registered investment company						16,346
	Advisors Inner Circle Fund II Inc New Champlain Small Co Fund	Registered investment company						13,331
	Aim Sector Funds Invesco Van Kampen CL Y	Registered investment company						6,017
	Aim Sector Funds Invesco Van Kampen Small Cap	Registered investment company						8,847
	Alliance Bernstein Growth & Inc Fund	Registered investment company						13,464
	Alliance Bernstein Global Bond	Registered investment company						16,599
	Alliance Bernstein Small/Mid Cap Growth	Registered investment company						921
	Allianz Funds RCM Global Small Cap CL D	Registered investment company						936
	Allianz Funds NFJ Dividend Value	Registered investment company						26,713
	Allianz Funds RCM Wellness Fund	Registered investment company						29,483
	Allianz Funds AGIC Pac Rim Fund	Registered investment company						12,654
	Alpine Equity Tr International Real Estate Equity Fund	Registered investment company						4,293
	Alpine Innovators Fund	Registered investment company						1,613
	Amana Mutual Fund Tr Growth Fund	Registered investment company						135,080
	Amana Mutual Fund Tr Income Fund	Registered investment company						48,626
	American AMCAP Fund	Registered investment company						18,487
	American Beacon Funds Large Cap Value Fund	Registered investment company						25,133
	American Beacon Funds Small Cap Value Fund	Registered investment company						24,132
	American Cap World Growth & Inc Fund	Registered investment company						3,359
	American Century 20th Century Growth Fund	Registered investment company						231,609
	American Century Cap Portfolio Inc Equity Income Fund	Registered investment company						292,105
	American Century Cap Portfolio Inc Mid Cap Value Fund	Registered investment company						45,938
	American Century Cap Portfolio Inc Real Estate Fund	Registered investment company						18,378

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	American Century Cap Portfolio Inc Value Fund	Registered investment company						15,838
	American Century Ginnie Mae Investor Class	Registered investment company						4,342
	American Century Govt Inc Tr Benham	Registered investment company						109,770
	American Century Govt Inc Tr Inflation-adjusted Bd Fund	Registered investment company						73,342
	American Century Intl Bond Fund	Registered investment company						11,095
	American Century Mut Fund Inc Heritage Fund	Registered investment company						62,317
	American Century Mutual Funds Inc Cap Value	Registered investment company						46,585
	American Century Quantitative Equity Growth Fund	Registered investment company						132,200
	American Century Quantitative Equity Utils Fund	Registered investment company						47,894
	American Century Ultra	Registered investment company						23,998
	American Century World Mutual Fund Inc 20th Centy Intl Discovery Fund	Registered investment company						18,786
	American Century World Mutual Fund Inc 20th Centy Intl Growth Fund	Registered investment company						77,122
	Appleseed Fund	Registered investment company						18,370
	Arbitrage Fund Cl R	Registered investment company						4,024
	Arbitrage Funds Event Driven Cl R	Registered investment company						6,149
	Ariel Fund	Registered investment company						18,151
	Ariel Growth Appreciation Fund	Registered investment company						12,784
	Artio Global Invt Funds International Equity Fund	Registered investment company						24,172
	Artio Global Invt Funds International Equity Fund II	Registered investment company						37,393
	Artisan Funds Global Value	Registered investment company						1,083
	Artisan Funds Inc International Value Fund	Registered investment company						8,551
	Artisan Funds Inc International Fund	Registered investment company						181,216
	Artisan Funds Inc International Small Cap Fund	Registered investment company						10,379
	Artisan Funds Mid Cap Fund	Registered investment company						191,987
	Artisan Funds Mid Cap Value Fund	Registered investment company						29,462
	Aquila Three Peaks High Income Fund	Registered investment company						17,888
	Aston Funds for future issues—Fairpointe Mid Cap Fund	Registered investment company						32,133
	Aston Funds for future issues—Montag Caldwell Growth Fund	Registered investment company						7,258
	Aston Funds for future issues—Veredus Aggressive Growth Fund	Registered investment company						19,658
	Baird Funds Core Plus Bond Fund	Registered investment company						60,008
	Baron Ast Fund Growth Fund	Registered investment company						276,092
	Baron Ast Fund Small Cap Fund	Registered investment company						108,942
	Baron Invt Funds Tr Opportunity Fund	Registered investment company						2,394
	Baron Partners Fund	Registered investment company						102,212
	Blackrock Equity Dividend Fund	Registered investment company						20,713
	Blackrock Funds Intl Opportunities Portfolio	Registered investment company						46,619
	Blackrock Funds Intl Bond Portfolio	Registered investment company						11,084
	Blackrock Global Allocation Fund	Registered investment company						22,002

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Blackrock Global Emerging Markets-A	Registered investment company						27,384
	Blackrock Nat Res Tr CL A	Registered investment company						3,742
	Blair William Mutual Funds Small Cap Growth Fund	Registered investment company						43,471
	Blair William Mutual Funds Small Mid-Cap Growth Fund	Registered investment company						13,929
	Bny Mellon Funds Tr Small Cap Stk Fund	Registered investment company						1,133
	Bridgeway Funds Merger	Registered investment company						8,243
	Brown Cap Mgmt Small Co Fund	Registered investment company						8,404
	Buffalo Hi Yield Fund	Registered investment company						7,333
	Buffalo Funds Discovery	Registered investment company						20,974
	Buffalo Funds Mid Cap Fund	Registered investment company						15,464
	Buffalo Small Cap Fund	Registered investment company						35,656
	Burnham Tr Fund Cl A	Registered investment company						3,296
	Calamos Invt Tr New Growth Fund	Registered investment company						12,124
	Calamos Invt Tr New Intl Growth Fund	Registered investment company						14,598
	CGM Focus Fund	Registered investment company						167,171
	CGM Tr Realty Fund	Registered investment company						100,997
	Cohen & Steers Intl Rlty Shs Fund	Registered investment company						10,819
	Cohen & Steers Rlty Focus Fund Cl A	Registered investment company						13,092
	Cohen & Steers Rlty Shs Inc Com Fund	Registered investment company						282,111
	Columbia Acorn Tr Fund	Registered investment company						10,028
	Columbia Funds Ser Tr Emerging Markets	Registered investment company						18,656
	Columbia Funds Ser Tr Energy & Nat Res	Registered investment company						52,611
	Columbia Funds Ser Tr Strategic Investor	Registered investment company						19,108
	Columbia Funds Ser Tr Value & Restructuring CL A	Registered investment company						64,530
	Columbia Funds Ser Tr Value & Restructuring CL Z	Registered investment company						180,705
	Columbia Funds Ser Tr Marsico 21st Century Fund	Registered investment company						53,549
	Columbia Funds Ser Tr Mid Cap Value	Registered investment company						6,075
	Conestoga Funds Small Cap Fund	Registered investment company						26,572
	CRM Mid Cap Value Fund	Registered investment company						21,794
	CRM Small/Mid Cap Value Fund	Registered investment company						12,322
	Croft Value Fund Cl R	Registered investment company						67,586
	Davis NY Venture Fund	Registered investment company						80,581
	Delaware Pooled Tr Diversified Income Fund	Registered investment company						10,833
	DFA Invt Dimensions Group US Micro Cap Fund	Registered investment company						10,276
	Diamond Hill Small Cap Fund	Registered investment company						20,850
	Direxion Funds Latin America Bull	Registered investment company						2,250
	Direxion Funds Commodity Bull 2x	Registered investment company						886
	Direxion Funds 10 Year Note Bull 2.5x Fund	Registered investment company						1,185

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Dodge & Cox Balanced Fund	Registered investment company						195,412
	Dodge & Cox Inc Fund	Registered investment company						127,160
	Dodge & Cox International Stock Fund	Registered investment company						154,597
	Dodge & Cox Stock Fund	Registered investment company						70,068
	Domini Social Index Fund	Registered investment company						5,456
	Doubleline Total Return Bond—I	Registered investment company						11,369
	Dreman Contrarian Fund Small Cap Value	Registered investment company						26,314
	Dreyfus Appreciation Fund	Registered investment company						62,685
	Dreyfus Emerging Markets Fund CL A	Registered investment company						7,145
	Dreyfus Emerging Markets Growth Fund	Registered investment company						50,599
	Dreyfus Fund Inc	Registered investment company						12,474
	Dreyfus Index Funds Small Cap Stock Fund	Registered investment company						92,816
	Dreyfus Invt Grade Funds	Registered investment company						5,211
	Dreyfus Midcap Index Fund	Registered investment company						15,719
	Dreyfus Midcap Growth Fund	Registered investment company						14,429
	Dreyfus Opportunistic Mid Cap Value	Registered investment company						25,829
	Driehaus Mutual Fund International Discovery Fund	Registered investment company						15,917
	DWS Equity Tr Alternative Asset Allocation Plus Fund	Registered investment company						59,185
	DWS Mut Funds Gold & Precious Metals	Registered investment company						78,829
	Eagle Small Cap Growth Fund	Registered investment company						17,890
	Eaton Vance Inc Fund Bstn Inc	Registered investment company						145,302
	Eaton Vance Mutual Funds Tr Fltg rate Fund	Registered investment company						48,799
	Eaton Vance Mutual Funds Tr Strategic Inc Fund	Registered investment company						85,543
	Eaton Vance Parametric Structured Emerging Markets	Registered investment company						17,977
	Eaton Vance Parametric Tax-managed Emerging Markets	Registered investment company						41,285
	Eaton Vance Spl Invt Tr Greater India Fund	Registered investment company						8,753
	Europac Growth Fund CL F-1	Registered investment company						15,419
	Europac Growth Fund CL R-4	Registered investment company						65,112
	Europac Growth Fund CL R-5	Registered investment company						70,544
	Fairholme Income Fund	Registered investment company						310,113
	FBR Funds Small Cap Finl Fund	Registered investment company						4,928
	FBR Focus Fund	Registered investment company						31,063
	Federated Emerging Market Debt Fund	Registered investment company						31,023
	Federated Income Secs Tr Short-term Income Fund	Registered investment company						11,627
	Federated Prudent Bear Fund	Registered investment company						14,657
	Federated Total Return Sers Inc Bond Fund	Registered investment company						148,408
	Fedt Equity Funds Cap Appreciation Fund	Registered investment company						25,031
	Fidelity Advisor Ser II Fltg Rate High Inc Fund	Registered investment company						286,733

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Fidelity Advisor Ser VIII Emerging Asia Fund	Registered investment company						21,468
	Fidelity Cap & Income Fund	Registered investment company						78,427
	Fidelity China Region Fund	Registered investment company						20,542
	Fidelity Commonwealth Tr Small Cap Fund	Registered investment company						24,726
	Fidelity Concord Str Tr Spartan Intl Index Fund	Registered investment company						3,663
	Fidelity Concord Str Tr Spartan Short term Treas Bd Index	Registered investment company						308,105
	Fidelity Finl Tr Conv Sec Fund	Registered investment company						2,880
	Fidelity Diversified Intl Fund	Registered investment company						7,423
	Fidelity Invt Tr Canada Fund	Registered investment company						52,371
	Fidelity Contra Fund	Registered investment company						115,266
	Fidelity Equity Income Real Estate Invt Portfolio	Registered investment company						27,739
	Fidelity DVD Growth Fund	Registered investment company						31,322
	Fidelity Hastings Str Tr Growth Fund	Registered investment company						34,785
	Fidelity Invt Tr Emerging Markets Fund	Registered investment company						4,659
	Fidelity Invt Tr New Markets Income Fund	Registered investment company						92,901
	Fidelity Invt Tr Worldwide Fund	Registered investment company						18,570
	Fidelity Low priced stock Fund	Registered investment company						37,931
	Fidelity New Latin America Fund	Registered investment company						36,840
	Fidelity OTC Portfolio Open End Fund	Registered investment company						25,238
	Fidelity Salem Street Trust Spartan High Income	Registered investment company						42,571
	Fidelity Secs Fund Intl Real Estate	Registered investment company						16,201
	Fidelity Small Cap Discovery	Registered investment company						22,071
	Fidelity Small Cap Stock Fund	Registered investment company						23,316
	Fidelity Value Fund	Registered investment company						90,456
	Firsthand Funds Technology Opportunities Fund	Registered investment company						5,292
	Firsthand Funds Technology Value Fund	Registered investment company						19,474
	Fleming Cap Mut Fund Group JP Morgan MidCap Value Fund	Registered investment company						8,260
	FMI Common Stk Fund	Registered investment company						13,008
	FMI Funds Inc	Registered investment company						213,431
	FMI Funds Inc Focus Fund	Registered investment company						5,543
	Forum Funds Auxier Focus Fund	Registered investment company						39,372
	Forum Funds Merk Hard Currency	Registered investment company						79,333
	Forward Funds Strategic Alternative	Registered investment company						9,664
	FPA Funds Tr FPA Crescent Portfolio	Registered investment company						31,679
	FPA New Income Inc Com	Registered investment company						2,661
	Franklin Value Invs Tr Small Cap Value Fund	Registered investment company						153,290
	Franklin Growth Fund	Registered investment company						4,315
	Gabelli Ast Fund Sh Ben Int Fund	Registered investment company						48,228
	Gabelli Equity Inc Fund	Registered investment company						124,191

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Gabelli Gold Fund	Registered investment company						33,662
	Gabelli Small Cap Growth Fund	Registered investment company						67,308
	Gamco Global Ser Funds	Registered investment company						6,503
	Gamco Westwood Funds Mighty Mites Fund	Registered investment company						44,574
	Goldman Sachs Tr Mid Cap Equity Fund Class A	Registered investment company						33,530
	Goldman Sachs Tr Mid Cap Equity Fund Instl Shs	Registered investment company						11,146
	Goldman Sachs Tr Emerging Markets Equity Fund	Registered investment company						13,534
	Greenspring Fund	Registered investment company						11,256
	Growth Fund America Inc CL F-1	Registered investment company						21,536
	Growth Fund America Inc CL R-4	Registered investment company						64,544
	Growth Fund America Inc CL R-5	Registered investment company						75,443
	Guinness Atkinson Funds China & Hong Kong	Registered investment company						33,621
	Guinness Atkinson Funds Alternative Energy	Registered investment company						8,149
	Guinness Atkinson Funds Global Energy	Registered investment company						4,953
	Hanna Invt Tr Paladin Long Short Fund	Registered investment company						19,699
	Harbor Fund Intl Fund	Registered investment company						121,629
	Harbor Fund Bd Fund	Registered investment company						33,153
	Harbor Fund Cap Appreciation Fund	Registered investment company						33,414
	Harding Loevner Fds Inc Emerging Markets Growth Fund	Registered investment company						28,404
	Harris Assoc Invt Tr Oakmark Intl Small Cap Fund	Registered investment company						12,116
	Hartford Mut Funds Growth Opportunities	Registered investment company						44,588
	Hartford Mutual Fund Inc for future issues Mid Cap	Registered investment company						30,252
	Heartland Group Inc Select Value Fund	Registered investment company						29,131
	Heartland Group Inc Value Plus Fund	Registered investment company						72,808
	Henderson Global Intl Opportunities Fund	Registered investment company						14,993
	Hennessy Mutual Funds Inc Focus Fund	Registered investment company						45,096
	Hotchkis & Wiley Small Cap Value Fund	Registered investment company						18,706
	Hussman Strategic Growth Fund	Registered investment company						119,803
	Hussman Strategic Total Return Fund	Registered investment company						21,053
	Icon Funds Intl Equity Fund	Registered investment company						3,701
	Icon Funds Energy Fund	Registered investment company						144,508
	Icon Funds Finl Fund	Registered investment company						6,545
	Icon Funds Industrials Fund	Registered investment company						3,457
	Icon Funds Information Tech Fund	Registered investment company						24,404
	Icon Funds Materials Fund	Registered investment company						1,132
	Ing Mutual Funds for future issues: Global Nat Resources	Registered investment company						3,047
	Ing Mutual Funds Global Bond Fund	Registered investment company						3,559
	International Fund	Registered investment company						401,647

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Intrepid Cap Mgmt Funds Small Cap	Registered investment company						9,778
	Invesco Charter Fund	Registered investment company						42,886
	Invesco Leisure Fund	Registered investment company						7,475
	Invesco Technology Fund	Registered investment company						2,426
	Invesco Van Kampen Small Cap Growth Fund	Registered investment company						3,337
	Ivy Fund Global Nat Res Fund	Registered investment company						101,358
	Ivy Funds Inc Asset Strategy Fund CL A	Registered investment company						134,489
	Ivy Funds Inc Asset Strategy Fund CL Y	Registered investment company						107,380
	Ivy Funds Inc Science & Tech Fund CL Y	Registered investment company						27,274
	Ivy Funds Inc Small Cap Growth CL Y	Registered investment company						9,341
	James Advantage Funds Balanced Golden Rainbow Fund	Registered investment company						3,724
	James Advantage Funds Small Cap Growth	Registered investment company						14,845
	Janus Contrarian Fund	Registered investment company						66,854
	Janus Growth & Income Fund	Registered investment company						91,765
	Janus Invt Fund Balanced Fund	Registered investment company						174,030
	Janus Invt Fund Enterprise Fund	Registered investment company						84,069
	Janus Invt Fund Flexible Bond	Registered investment company						22,067
	Janus Invt Fund Global Research Fund	Registered investment company						9,600
	Janus Invt Fund Global Select Fund	Registered investment company						76,230
	Janus Invt Fund Global Tech Fund	Registered investment company						21,923
	Janus Invt Fund High-yield Fund	Registered investment company						33,965
	Janus Invt Fund Intech US Core	Registered investment company						36,545
	Janus Invt Fund Overseas Fund	Registered investment company						156,388
	Janus Invt Fund Triton Fund	Registered investment company						105,521
	Janus Research Fund	Registered investment company						242,487
	Janus Invt Fund Short term Bond Fund	Registered investment company						4,356
	Janus Venture Fund	Registered investment company						5,420
	Jensen Portfolio Inc Fund CL J	Registered investment company						430,219
	John Hancock Disciplined Value Fund	Registered investment company						111,174
	John Hancock funds II US Equity	Registered investment company						10,253
	John Hancock Strategic Ser Inc Fund	Registered investment company						14,417
	JP Morgan Tr US Equity Fund	Registered investment company						39,195
	JP Morgan Tr II Small Cap Value Fund	Registered investment company						4,368
	Kalmar Pooled Invt Tr Small Cap	Registered investment company						40,814
	Keeley Small Cap Value Fund	Registered investment company						82,155
	Kinetics New Paradigm Fund	Registered investment company						8,225
	Large Cap Value	Registered investment company						63,950
	Laudus Tr Growth Large Cap Growth Fund	Registered investment company						99,233

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Laudus Tr Mondrian Intl Fixed Income	Registered investment company						8,813
	Lazard Funds Inc Emerging Markets Fund	Registered investment company						124,876
	Lazard Funds Inc Intl Small Cap Fund	Registered investment company						2,068
	Loomis Sayles Bond Fund	Registered investment company						379,780
	Loomis Sayles Funds II CL A	Registered investment company						9,946
	Loomis Sayles Funds II CL Y	Registered investment company						56,448
	Loomis Sayles Invt Trust Fund	Registered investment company						9,874
	Loomis Sayles Invt Tr Small Cap Value Fund	Registered investment company						32,350
	Loomis Sayles Invt Tr Global Bond Fund	Registered investment company						7,788
	Mainstay ICAP International	Registered investment company						25,561
	Mainstay ICAP Select Equity	Registered investment company						20,624
	Mairs and Power Growth Fund	Registered investment company						22,676
	Managers Fund Inter Duration Govt Fund	Registered investment company						10,959
	Managers Funds Pimco Bond Fund	Registered investment company						38,290
	Manning & Napier Fund Inc New Equity Ser Fund	Registered investment company						7,580
	Manning & Napier Fund New World Opportunities	Registered investment company						152,906
	Manning & Napier Fund Inc New Pro Blend Conservative	Registered investment company						20,073
	Marisco Invt Fund Flexible Cap Fund	Registered investment company						29,746
	Marisco Invt Fund Focus Fund	Registered investment company						188,701
	Marsico Invt Growth Fund	Registered investment company						11,018
	Marsico Invt Fund 21st Century Fund	Registered investment company						221,537
	Matthew 25 Fund	Registered investment company						10,366
	Matthews Asian Funds Asia Small Cos	Registered investment company						2,454
	Matthews Asian Funds Asia Dividend	Registered investment company						27,584
	Matthews Intl Funds Asian Sci & Technology	Registered investment company						5,346
	Matthews Intl Funds Asia Growth	Registered investment company						2,611
	Matthews Intl Funds Asia Growth & Income	Registered investment company						202,920
	Matthews International Funds China Fund	Registered investment company						120,029
	Matthews International Funds Pac Tiger Fund	Registered investment company						70,426
	Matthews International Funds India Fund	Registered investment company						12,755
	Merger Sh Ben Int	Registered investment company						10,004
	Meridian Fund Inc Com Open End Fund	Registered investment company						225,362
	Meridian Fund Inc Value Fund	Registered investment company						69,928
	Metropolitan West Funds Total Return Bond Fund	Registered investment company						191,022
	MFS Emerging Markets Debt Fund CL 1	Registered investment company						15,318
	MFS New Discovery	Registered investment company						10,971
	MFS Ser Tr Emerging Markets Debt Fund	Registered investment company						186,087

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	MFS Utils Fund	Registered investment company						14,579
	MFS Value Fund	Registered investment company						20,023
	Monetta Tr Young Investor Fund	Registered investment company						15,338
	Morgan Stanley Institutional Mid Cap Growth	Registered investment company						89,249
	Motley Fool Independence Fund	Registered investment company						20,512
	Motley Fool Tr Great America Fund	Registered investment company						20,060
	Mutual Global Discovery Fund	Registered investment company						116,758
	Mutuals Com Vice Fund	Registered investment company						994
	Needham Funds Income Growth Fund	Registered investment company						78,049
	Needham Funds Small Cap Growth Fund	Registered investment company						2,151
	Neuberger & Berman Equity Funds Genesis Fund	Registered investment company						27,771
	Neuberger & Berman Partners Equity Assets	Registered investment company						62,034
	Neuberger Berman Equity Funds Real Estate Fund	Registered investment company						15,475
	Neuberger Berman Equity Funds Small Cap Growth Fund	Registered investment company						174,153
	Neuberger Berman Large Cap Value	Registered investment company						38
	Northern Funds Global Fixed Income Fund	Registered investment company						1,678
	Northern Funds Small Cap Value Fund	Registered investment company						61,870
	Northern Lts Tr Sierra Core Retirement	Registered investment company						110,295
	Northern Lts Tr Southern Sun Small Cap	Registered investment company						2,483
	Northern Multi-manager Mid Cap Fund	Registered investment company						13,545
	Nuveen Invt Funds Real Estate	Registered investment company						37,961
	Nuveen Invt Funds Inc Small Cap	Registered investment company						5,062
	Nuveen Invt Tr V PFD Fund Cl A	Registered investment company						19,762
	Nuveen Invt Tr II Tradewinds Global Res Fund	Registered investment company						5,218
	Oakmark Equity & Inc Fund	Registered investment company						576,870
	Oakmark Fund	Registered investment company						123,721
	Oakmark Global Fund	Registered investment company						56,280
	Oakmark International Fund Open End Fund	Registered investment company						317,726
	Oakmark Select Fund	Registered investment company						152,149
	Oberweis Funds China Oppty Fund	Registered investment company						1,856
	Oppenheimer Developing Markets CL A	Registered investment company						152,994
	Oppenheimer Developing Markets CL Y	Registered investment company						19,002
	Oppenheimer Global Growth & Income	Registered investment company						4,822
	Oppenheimer Gold & Spl Minerals	Registered investment company						25,666
	Oppenheimer Quest for Value Fund	Registered investment company						133,201
	Paradigm Funds Value	Registered investment company						9,263
	Parnassus Fund	Registered investment company						10,057
	Parnassus Fund Small Cap	Registered investment company						45,485

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Parnassus Inc Tr Eqty Inc Fund	Registered investment company						186,916
	Payden & Rygel Invt Group Metzler/Payden Eur	Registered investment company						5,427
	Payden & Rygel Invt Group Emerging Mkts Bond Fund	Registered investment company						10,690
	Payden & Rygel Invt Group Emerging Mkts Bond Fund Advisor Cl	Registered investment company						20,154
	Payden & Rygel Invt Group GNMA Fund	Registered investment company						5,174
	Perkins Mid Cap Value	Registered investment company						224,229
	Perkins S/C Value Fund	Registered investment company						11,376
	Perm Portfolio Fund	Registered investment company						281,444
	Perritt Micro Cap Opportunities Fund	Registered investment company						10,836
	Pimco Funds Developing Loc Mkt Fund	Registered investment company						4,929
	Pimco Equity Ser Pathfinder Fund	Registered investment company						97
	Pimco Funds Emerging Local Bond Fund	Registered investment company						57,323
	Pimco Funds Global Multi-Ast Fund	Registered investment company						254,077
	Pimco Funds Global Multi-Asset Instl Cl	Registered investment company						173,296
	Pimco Funds Pac Invt Mgmt Ser Commodity Real Ret Fund	Registered investment company						85,245
	Pimco Funds Pac Invt Mgmt Ser Emerging Markets Bond Fund	Registered investment company						77,553
	Pimco Funds Pac Invt Mgmt Ser For Future Issues	Registered investment company						18,226
	Pimco Funds Pac Invt Mgmt Ser For Future Issues All Auth CL D	Registered investment company						215,447
	Pimco Funds Pac Invt Mgmt Ser For Future Issues All Ast CL D	Registered investment company						19,145
	Pimco Funds Pac Invt Mgmt Ser Future Diversified Fund	Registered investment company						19,004
	Pimco Funds Pac Invt Mgmt Ser Foreign Bond Fund	Registered investment company						34,061
	Pimco Funds Pac Invt Mgmt Ser Hi Yield Fund	Registered investment company						60,634
	Pimco Funds Pac Invt Mgmt Ser Invt Grade Bond Fund	Registered investment company						105,649
	Pimco Funds Pac Invt Mgmt Ser Low Duration Fund	Registered investment company						129,792
	Pimco Funds Pac Invt Mgmt Ser Total Return Fund	Registered investment company						1,052,799
	Pimco Fundamental Index	Registered investment company						20,094
	Pimco Income Fund	Registered investment company						22,829
	Pimco Real Return Bond Fund	Registered investment company						121,879
	Pimco Unconstrained Bond Fund	Registered investment company						71,049
	Pioneer Global Hi Yield Fund	Registered investment company						40,778
	Pioneer Hi Yield Fund	Registered investment company						34,336
	Price T Rowe Growth Stk Fund	Registered investment company						25,017
	Price T Rowe Global Technology Fund	Registered investment company						133,322
	Price T Rowe Hi Yield Fund	Registered investment company						39,700
	Price T Rowe Health Science Fund	Registered investment company						28,727
	Price T Rowe Retirement Fund 2030FD	Registered investment company						23,136
	Price T Rowe Retirement Fund 2035FD	Registered investment company						962
	Primecap Odyssey Funds Aggressive Growth Fund	Registered investment company						15,015

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Primecap Odyssey Funds Growth Fund	Registered investment company						51,923
	Principal Funds Inc Equity Income Fund	Registered investment company						8,378
	Professionally Managed Fund Asterick Xupgrader Fund	Registered investment company						4,076
	Professionally Managed Portfolios Akre Focus Fund	Registered investment company						63,138
	Professionally Managed Portfolios Brown Advisory Growth	Registered investment company						16,228
	Professionally Managed Portfolios Hodges Sm Cap	Registered investment company						924
	Professionally Managed Portfolios Osterweis Strategic Inc	Registered investment company						5,245
	Professionally Managed Portfolios Villerre Balanced Fund	Registered investment company						21,421
	Profunds Consumer Svcs Ultrasector	Registered investment company						1,025
	Profunds Internet Ultrasector	Registered investment company						2,339
	Profunds Ultra Emerging Mkts Fund	Registered investment company						1,211
	Profunds Ultra Short Emerging Mkts Fund	Registered investment company						4,984
	Profunds Ultra Short Japan	Registered investment company						5,063
	Profunds Ultra Short Intl	Registered investment company						20,268
	Profunds Ultrabear	Registered investment company						25,214
	Profunds Oil & Gas Ultrasector Fund	Registered investment company						60,567
	Profunds Pharmaceuticals Ultrasector	Registered investment company						3,844
	Profunds Utils Ultrasector	Registered investment company						426
	Prudential Jennison Natural Resources CL A	Registered investment company						30,390
	Prudential Jennison Natural Resources CL Z	Registered investment company						41,080
	Putnam Funds Tr Absolute Return 300 CL Y	Registered investment company						71,618
	Putnam Funds Tr Absolute Return 300 CL A	Registered investment company						91,810
	Quaker Invt Tr Strategic Growth Fund	Registered investment company						21,025
	Rainier Funds Mid Cap Equity	Registered investment company						1,087
	Real Estate Income Fund	Registered investment company						10,574
	Reynolds Funds Blue Chip Growth	Registered investment company						14,978
	Ridgeworth Funds High Income	Registered investment company						40,805
	Ridgeworth Funds Intermediate Bond Fund	Registered investment company						14,790
	Ridgeworth Funds Large Cap Core Equity	Registered investment company						9,102
	Ridgeworth Funds Mid-Cap Value Equity	Registered investment company						16,780
	Ridgeworth Funds Seix Fltg Rate Inc	Registered investment company						16,088
	Rim Small/Mid Equity Portfolio Fund	Registered investment company						15,358
	Riv Rd Divid All Cap Value	Registered investment company						27,272
	Rowe Price New Era Fund Inc	Registered investment company						74,878
	Rowe T Price Equity Income Fund	Registered investment company						344,355
	Rowe T Price Index Tr Income Equity 500 Index Fund	Registered investment company						7,736
	Rowe T Price Int Latin America Fund	Registered investment company						97,542
	Rowe T Price Intl Funds Inc Africa and the Middle East Fund	Registered investment company						6,616

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Rowe T Price Intl Funds Emerging Markets Stock Fund	Registered investment company						79,650
	Rowe T Price Intl Funds Intl Fund Open End Fund	Registered investment company						1,695
	Rowe T Price Intl Funds New Asia	Registered investment company						32,184
	Rowe T Price Mid-Cap Growth Fund	Registered investment company						20,920
	Rowe T Price Pers Strategy Funds	Registered investment company						931
	Rowe T Price Real Estate Fund	Registered investment company						14,098
	Rowe T Price Small Cap Fund	Registered investment company						10,632
	Rowe T Price Spectrum Fund Inc Intl Fund	Registered investment company						188,732
	Rowe T Price Spectrum Fund Inc Open End Fund	Registered investment company						571,628
	Royce Fund Dividend Value	Registered investment company						27,632
	Royce Fund Global Value	Registered investment company						9,830
	Royce Fund Heritage Fund	Registered investment company						85,605
	Royce Fund Low Priced Stock Fund	Registered investment company						47,542
	Royce Fund Micro-Cap Fund	Registered investment company						11,157
	Royce Fund Opportunity Fund	Registered investment company						697
	Royce Fund Pa Mut Fund	Registered investment company						41,750
	Royce Fund Premier Fund Invt CL	Registered investment company						140,260
	Royce Fund Premier Fund Svs CL	Registered investment company						10,448
	Royce Fund Spl Equity Fund	Registered investment company						25,912
	Royce Fund Total Return Fund	Registered investment company						73,744
	Royce Fund Total Return Fund Svc CL	Registered investment company						4,808
	Royce Fund Value Fund	Registered investment company						6,755
	Royce Fund Value Plus Fund	Registered investment company						41,691
	RS Invt Tr Fltg Rate Fund CL A	Registered investment company						36,074
	RS Invt Tr Global Nat Res Fund	Registered investment company						91,296
	RS Invt Tr Partners Fund	Registered investment company						4,178
	RS Invt Tr Technolodgy Fund	Registered investment company						22,777
	Rydex Service Funds Biotechnology Fund	Registered investment company						8,813
	Rydex Service Funds Consumer Products	Registered investment company						2,781
	Rydex Service Funds Inverse Govt Long Bond Strategy Fund	Registered investment company						5,916
	Rydex Service Funds Nasdaq 100 Fund	Registered investment company						34,355
	Rydex Service Tr URSA Fund	Registered investment company						361,585
	Rydex/SGI Service Funds Managed Futures Strategy	Registered investment company						29,772
	Sands Cap Select Growth Fund CL Z	Registered investment company						10,809
	Saturna Invt Tr Sextant Intl Fund	Registered investment company						21,241
	Schroder Intern Multi-cap Value fund	Registered investment company						2,176
	Schroder Ser Tr	Registered investment company						7,917
*	Schwab Cap Tr Asset Director Hi Growth Fund	Registered investment company						12,245

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
*	Schwab Cap Tr Ast Director-Aggressive Growth Fund	Registered investment company						2,759
*	Schwab Cap Tr Core Equity Fund	Registered investment company						35,787
*	Schwab Cap Tr Dividend Equity Fund	Registered investment company						16,436
*	Schwab Cap Tr Financial Services Fund	Registered investment company						3,590
*	Schwab Cap Tr Fundamental Intl Small-Mid Cap	Registered investment company						12,723
*	Schwab Cap Tr Health Care Fund	Registered investment company						24,956
*	Schwab Cap Tr Intl Index Fund	Registered investment company						52,936
*	Schwab Cap Tr Large Cap Growth Fund	Registered investment company						5,102
*	Schwab Cap Tr Laudus Intl Market Masters Fund	Registered investment company						104,352
*	Schwab Cap Tr S&P 500 Index Fund	Registered investment company						493,078
*	Schwab Cap Tr Target 2030 Fund	Registered investment company						14,977
*	Schwab Cap Tr Target 2040 Fund	Registered investment company						32,867
*	Schwab Charles Family Funds Inv Money Fund	Registered investment company						9,039
*	Schwab Family Fund Money Market Fund	Registered investment company						4,463,311
*	Schwab Govt Sec Fund	Registered investment company						92,548
*	Schwab Invts Global Real Estate Fund	Registered investment company						34,369
*	Schwab Invts Schwab GNMA Fund	Registered investment company						10,317
*	Schwab Invts 1000 Index Fund	Registered investment company						36,348
*	Schwab Small Cap Index Select	Registered investment company						36,109
*	Schwab Invts Treas Inflation Protection Secs Fund	Registered investment company						1,664
*	Schwab Total Bond Mkt Index Fund	Registered investment company						7,669
*	Schwab Total Stock Market Index Fund	Registered investment company						324,690
	Scout Funds Core Plus Bond Fund	Registered investment company						11,181
	Scout Funds Mid Cap Fund	Registered investment company						169,489
	Scwartz Intv Tr Ave Maria Rising Dividend Fund	Registered investment company						20,659
	Selected Amer Sh Inc Cap Stk Fund	Registered investment company						195,872
	Sequoia Fund Inc Com Stk Open End Fund	Registered investment company						34,378
	Short Nasdaq 100 Inv	Registered investment company						48,403
	SIT Mutual Funds Inc Small Cap Growth Fund	Registered investment company						37,871
	SIT New Beginning US Govt Secs Fund	Registered investment company						163,675
	Small Capitalization Inv Fund	Registered investment company						59,260
	Sound Shore Fund Inc	Registered investment company						8,504
	SSGA Emerging Mkt Fund	Registered investment company						12,204
	SSGA International Stock Selection Fund	Registered investment company						42,371
	Steelpath MLP Funds Tr Select 40	Registered investment company						5,569
	Stratton Funds Inc Small Cap Value Fund	Registered investment company						6,841
	T Rowe Price Cap Appreciation Fund	Registered investment company						193,485
	T Rowe Price Finl Svcs Fund	Registered investment company						3,302

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	TCW Funds Inc Emerging Markets Inc Fund	Registered investment company						9,707
	TCW Funds Inc Formerly TCW Galileo Emerging Markets	Registered investment company						36,051
	TCW Galileo Funds Inc Dividend Focused Fund	Registered investment company						12,686
	TCW Galileo Funds Inc Select Equities Fund	Registered investment company						43,650
	TCW Galileo Funds Inc Small Cap Growth Fund	Registered investment company						4,995
	TCW Galileo Funds Inc Total Return Bond Fund	Registered investment company						108,733
	TCW Total Return Bond Fund CL 1	Registered investment company						100,837
	Templeton Growth Fund	Registered investment company						9,111
	Templeton Tr Global Bond Fund	Registered investment company						69,491
	Templeton Global Invt Tr Bric Fund	Registered investment company						2,591
	TFS Cap Invt Tr Market Neutral Fund	Registered investment company						15,817
	The Select Fund	Registered investment company						4,677
	Third Avenue Tr Small Cap Value Fund	Registered investment company						3,209
	Third Avenue Tr Value Tr Fund	Registered investment company						70,016
	Thomas White Intl Fund	Registered investment company						8,043
	Thompson Plumb Funds Inc Bond Fund	Registered investment company						7,892
	Thornburg Intl Value Fund	Registered investment company						48,378
	Tocqueville Gold Fund	Registered investment company						208,005
	Tocqueville Tr Delafield Fund	Registered investment company						20,607
	Tocqueville Tr Fund	Registered investment company						66,822
	Touchstone Tr Sands Cap Select Growth	Registered investment company						92,344
	Touchstone Funds Group Tr Small Cap Value Fund	Registered investment company						5,349
	Touchstone funds Group Tr Ultra Short Duration Fixed	Registered investment company						6,281
	Touchstone Strategic Tr Large Cap Growth Fund	Registered investment company						6,940
	Touchstone Strategic Tr Value Fund CL Y	Registered investment company						15,277
	Transamerica Diversified Equity	Registered investment company						54,627
	Turner Funds Midcap Fund	Registered investment company						87,225
	Turner Funds Small Cap Growth Fund	Registered investment company						991
	Tweedy Browne Fund Inc Global Value Fund	Registered investment company						20,586
	US Global Accolade Funds Eastn European Fund	Registered investment company						27,737
	US Global Investors Funds	Registered investment company						47,639
	Ultra NASDAQ 100 Inv	Registered investment company						30,000
	Unified Ser Tr IMS Cap Value Fund	Registered investment company						2,300
	Unified Ser Tr Roosevelt Multi-Cap Fund	Registered investment company						7,875
	USGI Wold Precious Mineral Fund	Registered investment company						32,873
	Value Line Inc Fund	Registered investment company						18,168
	Value Line Small Cap Growth Fund	Registered investment company						9,984
	Van Eck Funds Intl Inv	Registered investment company						138,808

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Van Eck Commodity Index Fund	Registered investment company						23,453
	Van Eck Global Hard Ast CL A	Registered investment company						2,449
	Vanguard Asset Allocation Fund Inc US Value Fund	Registered investment company						3,268
	Vanguard Balanced Index Fund	Registered investment company						7,170
	Vanguard Bond Index Fund Inc Inter Term Portfolio Fund	Registered investment company						135,314
	Vanguard Bond Index Fund Long Term Portfolio Fund	Registered investment company						79,378
	Vanguard Bond Index Fund Inc Short Term Portfolio Fund	Registered investment company						148,582
	Vanguard Bond Index Fund Total Bond Mkt	Registered investment company						64,090
	Vanguard Developed Markets Index Fund	Registered investment company						125,931
	Vanguard Equity Inc Fund	Registered investment company						7,293
	Vanguard Emerging Markets Stk Index Fund Signal Shs	Registered investment company						37,762
	Vanguard Emerging Markets Stock Index Fund	Registered investment company						316,665
	Vanguard Explorer Fund	Registered investment company						2,927
	Vanguard Fenway Funds Prime Cap Core Fund	Registered investment company						30,586
	Vanguard Fixed Income Secs Fund Inc GNMA Portfolio	Registered investment company						488,091
	Vanguard Fixed Income Secs Fund Inc Inter-term	Registered investment company						23,116
	Vanguard Fixed Income Secs Fund Inc Inter-term Invt Grade	Registered investment company						17,544
	Vanguard Fixed Income Secs Fund Inc Long-term Invt Grade Fund	Registered investment company						26,533
	Vanguard Fxd Inc Secs Fund Inflation Protected Fund	Registered investment company						176,377
	Vanguard Fxd Inc Secs Fund Inc Short Term US Treas Portfolio	Registered investment company						2,038
	Vanguard Growth Index Fund	Registered investment company						34,188
	Vanguard High Dividend Yield	Registered investment company						58,100
	Vanguard Horizon Global Equity Fund	Registered investment company						40,877
	Vanguard Index Tr 500 Portfolio Fund	Registered investment company						134,897
	Vanguard Index Tr Extd Mkt Fund	Registered investment company						52,946
	Vanguard Index Tr Growth Index Fund Signal Shs	Registered investment company						75,122
	Vanguard Index Tr Mid Capitalization Stock Fund	Registered investment company						32,229
	Vanguard Index Tr Small Cap Growth Portfolio	Registered investment company						232,790
	Vanguard Index Tr Value Index Fund	Registered investment company						107,853
	Vanguard International Equity Index Fund Inc European Portfolio	Registered investment company						19,219
	Vanguard International Value Fund	Registered investment company						98,021
	Vanguard Pacific Stk Index Fund	Registered investment company						9,659
	Vanguard Short Term Invt Grade Inv	Registered investment company						159,781
	Vanguard Small Cap Index Fund Signal	Registered investment company						55,020
	Vanguard Small Cap Index Fund	Registered investment company						116,306
	Vanguard Small Cap Value Index Fund	Registered investment company						144,908
	Vanguard Specialized Portfolios Dividend Growth	Registered investment company						112,057
	Vanguard Specialized Portfolios Energy Fund	Registered investment company						265,270

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Vanguard Specialized Portfolios Healthcare Fund	Registered investment company						67,833
	Vanguard Specialized Portfolios Precious Metals Fund	Registered investment company						27,659
	Vanguard Specialized Portfolios Reit Index Fund	Registered investment company						76,344
	Vanguard Specialized Portfolios Reit Index Fund Signal	Registered investment company						42,165
	Vanguard Star Fund	Registered investment company						44,436
	Vanguard Total Intl Stk Index Fund	Registered investment company						226,483
	Vanguard Total Stk Mkt Index Fund	Registered investment company						494,490
	Vanguard Value Index Fund	Registered investment company						77,837
	Vanguard Wellesley Inc Fund	Registered investment company						184,921
	Vanguard Wellington Fund	Registered investment company						54,271
	Vanguard Whitehall Funds Intl Explorer	Registered investment company						40,855
	Vanguard World Fund Intl Growth Fund	Registered investment company						21,214
	Victory Portfolios Small Co Opportunity	Registered investment company						5,292
	Virtus Insight Tr Emerging Mkts Opportunities Fund	Registered investment company						27,062
	Voyageur Mutual Funds III Delaware Select	Registered investment company						2,350
	Walthausen Small Cap Value	Registered investment company						2,834
	Wasatch Small Cap Growth Fund	Registered investment company						66,345
	Weitz Partners Value Fund	Registered investment company						45,374
	Weitz Fund Value Fund	Registered investment company						25,050
	Wells Fargo Fds Tr Advantage Asia Pac Fund	Registered investment company						7,059
	Wells Fargo Fuds Adv Emerging Markets Equity	Registered investment company						6,427
	Wells Fargo Adv S/C Disc-Inv	Registered investment company						1,062
	Wells Fargo Fds C&B Large Cap Value Fund	Registered investment company						5,455
	Wells Fargo Fds C&B Mid Cap Value Fund	Registered investment company						11,892
	Wells Fargo Funds Tr Advantage Growth Fund	Registered investment company						98,391
	Wells Fargo Funds Tr Advantage Special Mid Cap Fund	Registered investment company						25,706
	Wells Fargo Funds Tr Advantage Short Term High Yield Bond Fund	Registered investment company						1,332
	Wells Fargo Funds Tr Advantage Small Cap Value	Registered investment company						11,389
	Westcore Plus Bond Fund	Registered investment company						180,442
	Westcore Tr Midco Growth Fund	Registered investment company						801
	Westcore Tr Intl Small Cap Fund	Registered investment company						984
	Wexford Tr Muhlenkamp Fund	Registered investment company						22,513
	William Blair Growth Fund	Registered investment company						35,155
	William Blair International Growth Fund	Registered investment company						66,404
	Wilshire Target Funds Large Co Growth Fund	Registered investment company						42,629

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Wintergreen Fund Inc Com Fund	Registered investment company						8,245
	World Funds Inc New Third Millennium Russia Fund	Registered investment company						733
	Wright Managed Income Tr Current Income Fund	Registered investment company						58,620
	Yacktman Fund	Registered investment company						255,275
	Yacktman Fund Inc Focused	Registered investment company						175,974

		Total registered investment companies						39,818,060

*	NIKE, Inc., Class B Common Stock	Common stock						522,643,543

	Great West Contract	Guaranteed investment contract						3,414,452

*	NT Collective Aggregate Bond Index Fund	Collective trust fund						164,513,968
*	NT Collective All Country World Ex Fund	Collective trust fund						151,113,388
*	NT Collective Govt STIF	Collective trust fund						427,560
*	NT Collective Russell 2000 Equity Index Fund	Collective trust fund						151,527,888
*	NT Collective S&P 500 Equity Index Fund	Collective trust fund						317,080,621
	Morley Stable Value Fund	Collective trust fund						132,456,842

		Total collective trust funds						917,120,267

		Interest bearing cash						109

		Total participant directed investments						1,482,996,431

	Nonparticipant-directed
	MFC IPATH Dow Jones - UBS Commodity Index Total Return	Registered investment company					31,442,214	30,196,587

*	NT Collective Aggregate Bond Index Fund	Collective trust fund					45,719,268	64,813,364
*	NT Collective Global Real Estate Index Fund	Collective trust fund					20,893,657	27,108,757
*	NT Collective International Small Cap Index Fund	Collective trust fund					25,994,136	28,665,360
*	NT Collective MSCI ACWI US Index Fund	Collective trust fund					50,429,860	49,173,311
*	NT Collective S&P 400 Equity Index Fund	Collective trust fund					21,704,529	28,006,624
*	NT Collective Russell 2000 Equity Index Fund	Collective trust fund					22,123,410	26,846,606
*	NT Collective S&P 500 Equity Index Fund	Collective trust fund					88,717,131	121,638,169
*	NTGI Collective Trust Government Short-term Investment Fund	Collective trust fund					7,603,298	7,603,298
*	NT Collective World Government Bond Index Fund	Collective trust fund					29,652,051	33,630,230

		Total collective trust funds					312,837,340	387,485,719
	Gen Maritime Corp	Common stock					276,469	18,901
	MOVE Inc	Common stock					—	1,505

		Total common stock					276,469	20,406

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Accellent Inc	Corporate bond	8.375%	2017	Feb	275,000	276,061	272,250
	Affinion Group Inc Sr Sub Nt	Corporate bond	11.500%	2015	Oct	325,000	344,187	274,625
	Alere Inc Sr Nt	Corporate bond	8.625%	2018	Oct	250,000	256,317	249,062
	American Petroleum Tan	Corporate bond	10.250%	2015	May	203,000	201,745	211,120
	Amerigas Fin Corp	Corporate bond	6.750%	2020	May	200,000	200,000	197,000
	Amerigroup Corp	Corporate bond	7.500%	2019	Nov	375,000	378,625	401,250
	Amern Cap Ltd Secd Nt	Corporate bond	7.960%	2013	Dec	200,000	202,000	200,562
	Amern Stores Co	Corporate bond	7.900%	2017	May	75,000	73,500	72,656
	Aperam	Foreign bond	7.750%	2018	Apr	250,000	252,344	226,250
	Anixter Inc	Corporate bond	5.625%	2019	May	225,000	225,000	228,656
	Angiotech Pharmaceuticals	Foreign bond	9.110%	2013	Dec	175,000	175,000	170,625
	Apria Healthcare	Corporate bond	11.250%	2014	Nov	371,000	375,450	380,739
	Audatex North Mandatory Exch	Corporate bond	6.750%	2012	Jun	250,000	256,800	257,500
	Aviv Healthcare PPTYS Ltd Partnership	Corporate bond	7.750%	2019	Feb	200,000	204,500	208,000
	Bankrate Inc Del	Corporate bond	11.750%	2015	July	196,000	217,682	220,500
	Berry Plastics Corp Sr Secd Nt	Corporate bond	Variable	2015	Feb	275,000	246,738	273,625
	Berry Plastics	Corporate bond	9.500%	2018	May	150,000	145,125	153,750
	BI-LO LLC	Corporate bond	9.250%	2019	Feb	375,000	382,500	395,625
	Carrizo Oil & Gas	Corporate bond	8.625%	2018	Oct	300,000	300,625	313,500
	Catalina Marketing	Corporate bond	10.500%	2015	Oct	225,000	236,752	216,562
	CCO Hldgs LLC	Corporate bond	7.875%	2018	Apr	350,000	355,625	375,375
	Chentura Corp	Corporate bond	7.875%	2018	Sep	150,000	148,904	155,625
	Ches Energy Corp Sr Nt	Corporate bond	9.500%	2015	Feb	275,000	278,812	290,125
	CHS / Community Health	Corporate bond	8.875%	2015	July	99,000	101,622	101,537
	CHS / Community Health	Corporate bond	8.000%	2019	Nov	225,000	230,625	229,781
	CR Accep Corp Mich	Corporate bond	9.125%	2017	Feb	300,000	305,494	322,500
	CSC Hldgs LLC	Corporate bond	8.625%	2019	Feb	225,000	214,191	250,875
	Clear Channel	Corporate bond	9.250%	2017	Dec	175,000	188,562	188,125
	Compagnie Generale	Foreign bond	9.500%	2016	May	300,000	310,500	322,500
	Copano Energy	Corporate bond	7.125%	2021	Apr	275,000	281,188	283,250
	Dave & Busters Inc	Corporate bond	11.000%	2018	Jun	125,000	125,000	134,375
	Delta	Corporate bond	6.750%	2015	Nov	350,000	346,875	352,625
	Dish DBS Corp Sr Nt	Corporate bond	7.875%	2019	Sep	350,000	382,375	389,375
	Dupont Fabros Technology LP	Corporate bond	8.500%	2017	Dec	100,000	100,000	109,000
	Elan Fin PLC	Foreign bond	8.750%	2016	Oct	500,000	492,830	543,750
	Energy Transfer	Corporate bond	7.500%	2020	Oct	275,000	288,062	297,000
	Energy XXI Gulf Coast Inc	Corporate bond	9.250%	2017	Dec	350,000	363,250	376,250
	Energy Solutions	Corporate bond	10.750%	2018	Aug	325,000	326,881	330,687

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Entertainmnet PPTYS Tr Sr Nt	Corporate bond	7.750%	2020	July	200,000	196,580	218,443
	Equinix Inc	Corporate bond	7.000%	2021	July	175,000	175,000	186,812
	Etrade Finl Corp	Corporate bond	12.500%	2017	Nov	325,000	377,813	372,938
	Exco Res Inc	Corporate bond	7.500%	2018	Sep	375,000	373,000	316,875
	Express LLC	Corporate bond	8.750%	2018	Mar	125,000	124,074	135,156
	Fidelity natl Information Svsc Inc Sr Nt	Corporate bond	7.625%	2017	July	125,000	136,563	136,094
	Genesis Energy LP	Corporate bond	7.875%	2018	Dec	150,000	150,000	151,875
	H & E Equip Svcs Inc	Corporate bond	8.375%	2016	July	250,000	250,000	257,500
	Harbinger Group	Corporate bond	10.625%	2015	Nov	325,000	328,250	335,562
	HCA Inc	Corporate bond	6.500%	2020	Feb	250,000	250,208	264,063
	Healthnet Inc Sr Nt	Corporate bond	6.375%	2017	Jun	350,000	286,250	357,000
	Holly Energy	Corporate bond	8.250%	2018	Mar	100,000	100,000	104,000
	Hughes Satellite	Corporate bond	6.500%	2019	Jun	75,000	75,000	76,125
	Hughes Satellite	Corporate bond	7.625%	2021	Jun	100,000	100,000	103,500
	Huntington Ingalls	Corporate bond	6.875%	2018	Mar	375,000	375,000	388,125
	ICAHN Enterprises	Corporate bond	8.000%	2018	Jan	200,000	207,000	211,750
	Intelstat Jackson	Foreign bond	9.500%	2016	Jun	200,000	199,000	206,800
	Intelstat Jackson Hldgs LTD	Foreign bond	8.500%	2019	Nov	175,000	182,875	191,188
	Intelsat Ltd	Foreign bond	11.250%	2016	Jun	125,000	131,562	130,469
	Intl Lease Fin	Corporate bond	8.625%	2015	Sep	200,000	204,000	218,000
	Intl Lease Fin	Corporate bond	8.875%	2017	Sep	150,000	158,250	167,625
	Ipayment Inc	Corporate bond	10.250%	2018	May	275,000	275,000	246,125
	Iron Mtn Inc Del	Corporate bond	7.750%	2019	Oct	150,000	151,125	159,750
	ITC Deltacom Inc	Corporate bond	10.500%	2016	Apr	175,000	192,719	184,187
	Kennedy Wilson Inc	Corporate bond	8.750%	2019	Apr	200,000	200,121	206,000
	Lantheus Med Imaging Inc Sr Nt	Corporate bond	9.750%	2017	May	225,000	225,307	202,500
	Level 3 Fing Inc	Corporate bond	10.000%	2018	Feb	175,000	189,875	188,562
	Level 3 Fing Inc	Corporate bond	8.625%	2020	July	200,000	200,313	204,000
	Mantech Intl Corp	Corporate bond	7.250%	2018	Apr	375,000	386,219	395,625
	Marquette Transn	Corporate bond	10.875%	2017	Jan	175,000	182,437	182,875
	Metals USA Inc	Corporate bond	11.125%	2015	Dec	150,000	159,000	156,000
	Momentive	Corporate bond	12.500%	2014	Jun	225,000	249,188	235,688
	MPT Oper Partnership LP	Corporate bond	6.375%	2022	Feb	250,000	252,500	248,750
	National Money Mart Co	Foreign bond	10.375%	2016	Dec	325,000	332,158	359,125
	Nextel	Corporate bond	6.875%	2013	Oct	375,000	374,750	375,000
	Novelis Inc	Foreign bond	8.750%	2020	Dec	250,000	268,125	264,375
	Paetec Hldg Corp	Corporate bond	9.875%	2018	Dec	225,000	238,500	246,938
	Penn VA Res	Corporate bond	10.375%	2016	Jun	250,000	249,062	237,500

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Phibro Animal Hlth	Corporate bond	9.250%	2018	July	175,000	172,599	172,375
	Prestige Brands Inc	Corporate bond	8.250%	2018	Apr	150,000	150,423	163,500
	PVTPL AAR Corp Sr Nt	Corporate bond	7.250%	2022	Jan	175,000	173,688	174,125
	PVTPL Alliance Data Sys Corp Sr Nt	Corporate bond	6.375%	2020	Apr	425,000	425,000	422,875
	PVTPL Audatex North Amer Inc Sr Nt	Corporate bond	6.750%	2018	Jun	125,000	125,000	128,750
	PVTPL Block Communications Inc Sr Nt	Corporate bond	7.250%	2020	Feb	275,000	275,000	273,625
	PVTPL Calfrac Hldgs LP GTD Sr Nt	Corporate bond	7.500%	2020	Dec	150,000	150,000	141,000
	PVTPL Carlson Wagonlit BV Sr Secd Nt	Foreign bond	6.875%	2019	Jun	175,000	175,000	174,125
	PVTPL Cequel Com Hldg	Corporate bond	8.625%	2017	Nov	375,000	398,437	395,156
	PVTPL Chesapeake Oil	Corporate bond	6.625%	2019	May	275,000	275,000	237,875
	PVTPL Chiron Merger Sub Inc	Corporate bond	10.500%	2018	Nov	275,000	283,800	277,750
	PVTPL Cit Group Inc	Corporate bond	7.000%	2016	May	400,000	401,750	399,500
	PVTPL Clear Channel Worldwide	Corporate bond	7.625%	2020	Mar	200,000	200,000	191,000
	PVTPL CNG Holdgs Inc Sr Secd Nt	Corporate bond	9.375%	2020	May	250,000	250,000	251,250
	PVTPL CNO Finl Group Inc Sr Secd Nt	Corporate bond	9.000%	2018	Jan	200,000	200,375	212,000
	PVTPL CSC Hldgs LLC Sr Nt	Corporate bond	6.750%	2021	Nov	150,000	153,750	151,875
	PVTPL C&S Group Enterprises LLC Sr Secd Nt	Corporate bond	8.375%	2017	May	247,000	243,650	258,115
	PVTPL Essar Stl Algoma Sr Secd Nt	Foreign bond	9.375%	2015	Mar	150,000	148,457	153,750
	PVTPL Everest Acquisition LLC	Corporate bond	6.875%	2019	May	300,000	300,000	307,500
	PVTPL FGI Oper Co LLC	Corporate bond	7.875%	2020	May	225,000	225,000	231,188
	PVTPL Fresenius Med Care US Fin	Corporate bond	5.875%	2022	Jan	425,000	425,000	422,875
	PVTPL FMG RES August 2006 PTY Ltd Sr Nt	Foreign bond	8.250%	2019	Nov	325,000	325,000	335,562
	PVTPL HD Sup Inc Sr Secd 1st Party Nt	Corporate bond	8.125%	2019	Apr	300,000	300,000	312,750
	PVTPL Holly Energy Partners LP	Corporate bond	6.500%	2020	Mar	300,000	300,000	298,500
	PVTPL Horizon Lines LLC	Corporate bond	11.000%	2016	Oct	325,000	325,000	315,250
	PVTPL Inmet Mng Corp Sr Nt	Foreign bond	8.750%	2020	Jun	375,000	369,690	365,625
	PVTPL Intelsat Jackson Hldgs S A Sr Nt	Foreign bond	7.250%	2020	Oct	100,000	101,750	99,250
	PVTPL Kemet Corp Sr Nt	Corporate bond	10.500%	2018	May	200,000	211,000	208,000
	PVTPL Kinove German Bondco Sr Secd Nt	Foreign bond	9.625%	2018	Jun	250,000	250,000	255,625
	PVTPL Linn Energy LLC	Corporate bond	6.250%	2019	Nov	425,000	424,953	404,813
	PVTPL Lyondellbasell Inds	Foreign bond	6.000%	2021	Nov	300,000	300,000	321,000
	PVTPL Omega Healthcare Invs Inc	Corporate bond	5.875%	2024	Mar	400,000	400,000	395,000
	PVTPL Oxea Fin & CY S C A Sr Secd Nt	Foreign bond	9.500%	2017	Jul	168,000	168,000	178,080
	PVTPL Penn VA Res Partners LP	Corporate bond	8.375%	2020	Jun	325,000	325,000	325,000
	PVTPL Prospect med Hldgs Inc Sr Nt	Corporate bond	8.375%	2019	May	250,000	250,000	239,000
	PVTPL PSS World Med Inc Sr Nt	Corporate bond	6.375%	2022	Mar	250,000	250,000	252,500
	PVTPL Reliance Inter Holdings LP Sr Nt	Foreign bond	9.500%	2019	Dec	200,000	190,596	220,000
	PVTPL Sabre Inc Sr Secd Nt	Corporate bond	8.500%	2019	May	275,000	275,000	272,937

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	PVTPL Servicemaster Co Sr Nt	Corporate bond	8.000%	2020	Feb	200,000	203,000	209,750
	PVTPL Sesi LLC Sr Nt	Corporate bond	7.125%	2021	Dec	175,000	175,000	190,750
	PVTPL Spectrum Brands Inc Sr Secd Nt	Corporate bond	9.500%	2018	Jun	100,000	108,500	110,500
	PVTPL Taminco Global Chem Corp	Corporate bond	9.750%	2020	Mar	275,000	275,000	279,813
	PVTPL Taylor Morrison Cmntys Inc	Corporate bond	7.750%	2020	Apr	300,000	300,000	309,000
	PVTPL Truven Health	Corporate bond	10.625%	2020	Jun	300,000	298,035	301,125
	PVTPL UPCB Fin V LTD	Corporate bond	7.250%	2021	Nov	400,000	400,000	404,000
	PVTPL Valeant Pharmaceuticals Intl GTD	Corporate bond	7.000%	2020	Oct	225,000	228,937	217,687
	PVTPL Viasat Inc Sr Nt	Corporate bond	6.875%	2020	Jun	300,000	300,000	300,000
	PVTPL Viskase Cos Inc Sr Secd Nt	Corporate bond	9.875%	2018	Jan	150,000	152,063	155,625
	Quebecor Media Inc	Foreign bond	7.750%	2016	Mar	400,000	350,000	411,000
	RGHL US Escr II	Corporate bond	7.875%	2019	Aug	325,000	331,179	343,688
	RGHL US Escr II	Corporate bond	9.875%	2019	Aug	200,000	200,648	199,500
	Ryerson Inc Sr Secd Nt	Corporate bond	12.000%	2015	Nov	275,000	290,812	280,500
	Select Med Corp	Corporate bond	7.625%	2015	Feb	175,000	176,633	175,000
	Servicemaster Co	Corporate bond	10.750%	2015	July	157,000	163,978	162,692
	Severstal Colbs	Corporate bond	10.250%	2018	Feb	200,000	202,010	208,000
	SGS Intl Inc	Corporate bond	12.000%	2013	Dec	182,000	183,137	182,455
	Simmons Foods Inc	Corporate bond	10.500%	2017	Nov	200,000	201,545	187,500
	Spectrum Brands	Corporate bond	9.500%	2018	Jun	275,000	284,360	303,875
	Squaretwo Finl	Corporate bond	11.625%	2017	Apr	225,000	208,875	208,125
	Stream Global Svcs	Corporate bond	11.250%	2014	Oct	225,000	236,562	232,313
	Suncoke Energy Inc	Corporate bond	7.625%	2019	Aug	375,000	374,188	371,250
	Swift Energy Co	Corporate bond	7.875%	2022	Mar	275,000	273,281	277,750
	Tenet Healthcare Corp	Corporate bond	6.250%	2012	Jun	200,000	200,000	202,000
	Terex Corp	Corporate bond	6.500%	2020	Apr	200,000	200,000	199,500
	Tops Hldg Corp	Corporate bond	10.125%	2015	Oct	200,000	199,068	213,000
	Toys R Us Ppty Co	Corporate bond	10.750%	2017	July	375,000	384,877	407,813

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2012

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	TPC Group LLC	Corporate bond	8.250%	2017	Oct	150,000	149,025	157,500
	Utd Rentals N. America	Corporate bond	9.250%	2019	Dec	275,000	274,781	303,188
	Utd STS STL Corp	Corporate bond	7.375%	2020	Apr	375,000	367,938	365,625
	Vector Group Ltd	Corporate bond	11.000%	2015	Aug	250,000	257,500	258,125
	Wendys/Arbys	Corporate bond	10.000%	2016	July	350,000	359,053	378,879
	Zayo Group LLC	Corporate bond	10.250%	2017	Mar	350,000	371,688	389,375

		Total corporate and foreign bonds					36,898,162	37,435,516

		Total nonparticipant-directed investments					$381,177,716	455,138,228

		Total investments						$1,938,134,677

	Notes receivable from participants:
		Interest Rate: 4% - 23%
*	Notes Receivable from Participants	Maturity Date: 2012 - 2022						$26,552,534

*	Party-in-interest.
(1)	Cost information has been omitted for participant directed assets.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

Year Ended May 31, 2012

(a)	(b)	(c)	(d)
Identity of Issue, Borrower,	Description of	Cost of	Proceeds of
Lessor or Similar Party	Investment	Acquisitions	Dispositions
Aleris Intl Inc	Corporate bond	$96,500	$234,062
Allis-Chalmers Energy Inc	Corporate bond	300,000	300,000
Ally Finl Inc	Corporate bond	321,509	323,625
Amerigas Fin Corp	Corporate bond	450,000	254,625
Aperam	Corporate bond	353,281	96,250
Catalina Marketing	Corporate bond	159,375	120,375
Century Link Inc	Corporate bond	174,403	176,750
CHES Energy Corp	Corporate bond	271,562	272,312
CHS / Community Health	Corporate bond	286,271	188,550
Cit Group Inc	Corporate bond	200,000	200,000
Citizens	Corporate bond	204,500	206,000
Clear Channel	Corporate bond	53,375	54,000
Constellation Brands Inc	Corporate bond	200,000	208,500
Covanta Holding Corp	Corporate bond	275,000	283,250
Dish DBS Corp	Corporate bond	871,625	474,750
Diversey Holdings Inc	Corporate bond	468,507	501,974
Echostar DBS Corp	Corporate bond	355,687	372,312
Elan Fin PLC	Corporate bond	360,938	361,337
Exide Technologies	Corporate bond	150,937	431,125
Fid Natl	Corporate bond	350,000	347,531
Fiesta Restaurant Group Inc	Corporate bond	250,000	249,625
Ford Motor Credit Co LLC	Corporate bond	199,988	203,000
Ford Motor Credit Co LLC	Corporate bond	407,336	420,000
Frac Tech Svcs LLC	Corporate bond	362,250	377,478
Fresenius Medical Care	Corporate bond	197,246	205,000
Global Crossing	Corporate bond	172,500	516,918
Goodyear Tire	Corporate bond	275,000	272,594
Harland Clarke Holdings Corp	Corporate bond	100,125	120,000
HCA Inc	Corporate bond	375,312	128,750
Intl Lease Fin	Corporate bond	349,000	180,687
Iron Mtn Inc	Corporate bond	251,875	109,500
Level 3 Fing Inc	Corporate bond	526,750	343,000
Limited Brands Inc	Corporate bond	275,000	281,187
Markwest Energy Part	Corporate bond	200,000	205,250
Omnicare Inc	Corporate bond	200,500	222,500
Petrohawk Energy	Corporate bond	260,875	284,062
PVTPL Abengoa SA	Foreign bond	171,500	175,000
PVTPL AMC Networks Inc	Corporate bond	200,000	221,000
PVTPL Arch Coal Inc	Corporate bond	75,000	76,031
PVTPL Arch Coal Inc	Corporate bond	100,000	100,875
PVTPL Atlas Pipeline LP/Fin Co	Corporate bond	155,250	160,875
PVTPL Basic Energy Svcs Inc	Corporate bond	151,500	153,187
PVTPL Carlson Wagonlit BV	Foreign bond	250,000	75,750
PVTPL Carrizo Oil & Gas Inc	Corporate bond	172,377	172,812
PVTPL Chiron Merger Sub Inc	Corporate bond	463,781	180,906
PVTPL Endo Health Sr Nt	Corporate bond	100,000	101,625
PVTPL Examworks Group Inc Sr Nt	Corporate bond	250,000	223,125
PVTPL Fid Natl Inform	Corporate bond	210,750	219,500
PVTPL HD Sup Inc Sr Secd 1st Party Nt	Corporate bond	500,000	210,219
PVTPL Level 3 Escrow Inc Sr Nt	Corporate bond	709,561	710,875
PVTPL Level 3 Fing Inc Sr GTD Nt	Corporate bond	128,906	124,687

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

Year Ended May 31, 2012

(a)	(b)	(c)	(d)
Identity of Issue, Borrower,	Description of	Cost of	Proceeds of
Lessor or Similar Party	Investment	Acquisitions	Dispositions
PVTPL NRG Energy Inc	Corporate bond	50,000	145,500
PVTPL Post Hldgs Inc	Corporate bond	175,000	183,312
PVTPL Precision Drilling Corp Sr Nt	Corporate bond	200,000	212,000
PVTPL Schaeffler Fin BV	Foreign bond	272,198	290,937
PVTPL Sensata Technologies BV Sr Nt	Foreign bond	405,000	418,000
PVTPL Servicemaster Co Sr Nt	Corporate bond	304,500	106,000
PVTPL Sprint Nextel Corp	Corporate bond	200,000	201,000
PVTPL Valeant Pharmaceuticals Intl GTD Nt	Corporate bond	241,937	248,250
PVTPL Wind Acqstn Fin SA GTD Sr Nt	Foreign bond	195,562	164,719
PVTPL Wind Acqstn Fin SA US$ Secd Nt	Foreign bond	131,250	298,625
Range Res Corp	Corporate bond	125,000	127,656
Rexel	Corporate bond	225,000	230,625
Seagate HDD Mand Exchange	Corporate bond	125,000	81,562
Servicemaster Co	Corporate bond	79,312	124,342
SGS Intl Inc	Corporate bond	201,250	18,000
Teleflex Inc	Corporate bond	175,000	172,187
Tenet Healthcare Corp Mand Exchange	Corporate bond	425,000	225,969
Tube City IMS Corp Sr Sub Nt	Corporate bond	293,550	291,948

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the NIKE, Inc., Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKE, Inc., 401(k) Savings and Profit Sharing Plan

Date: November 21, 2012	By:	/s/ Kelley Hall
Kelley Hall Chairperson, NIKE, Inc. Retirement Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm